

December 11, 2009

By U.S. Mail and Facsimile (310) 914-5772

Dominic Ng
Chief Executive Officer
East West Bancorp, Inc.
135 N. Los Robles Avenue, 7th Floor
Pasadena, California 91101

Re: East West Bancorp, Inc.
Proxy Statement on Schedule 14A
Filed November 20, 2009
File No. 0-24939

Dear Mr. Ng:

Our review of your filing is limited to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1.   Please provide information, including financial information, about the United Commercial Bank acquisition, as required under Item 14 of Schedule 14A. We refer you to Note A of Schedule 14A.

<u>What are potential consequences if Proposal 1 is not approved?, page 3</u>

2.   Under "Continued Dividend Payments," please provide a hypothetical example of the amounts that would be required to be paid out during the next twelve months, based on current rates.

<u>Proposal 2, page 16</u>

3.   Please revise to include a statement that you will not use discretionary authority granted by proxies voted against Proposal 1 to adjourn the meeting to solicit additional votes.

                                        *   *   *

<u>Closing Comments</u>

        As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a state from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   ·   the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: (by fax)
       Gordon Bava, Esq.
       Manatt Phelps & Phillips